Exhibit 99.1

Notice of Change of Status

National Instrument 51-102 – Continuous Disclosure Obligations

TO: Ontario Securities Commission, as Principal Regulator

British Columbia Securities Commission,

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Northwest Territories Superintendent of Securities

Government of Nunavut Superintendent of Securities

Yukon Superintendent of Securities

RE: First Phosphate Corp. – Change of Status Report

Pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), First Phosphate Corp. (the “Corporation”) hereby advises that, effective August 10, 2026, it ceased to be a “venture issuer” as defined in NI 51-102 as a result of its American Depositary Receipts being listed on the Nasdaq Global Market.

DATED this 20th day of August, 2026.

FIRST PHOSPHATE CORP.

Per:	“Bennett Kurtz”
Name: Bennett Kurtz
Title: Chief Financial Officer